Exhibit 1

Vivo Capital Files Lawsuits to Protect Sinovac Shareholders from the New Board’s Value Destructive Actions

Follows Announcement by Sinovac Management Team That External Auditor Resigned Due to Unreliability of Current Board

PALO ALTO, Calif.--(BUSINESS WIRE)--Vivo Capital (“Vivo” or the “Firm”), a leading global investment firm focused exclusively on healthcare and life sciences, today announced multiple legal proceedings to challenge the irresponsible actions taken by the current Board of Directors of Sinovac Biotech Ltd. (NASDAQ:SVA) (“Sinovac” or the “Company”) under the control of the activist investor 1Globe Capital LLC (“1Globe”) and its allies.

In January 2025, the Judicial Committee of the Privy Council in London, England retroactively replaced four members of Sinovac’s Board of Directors with individuals nominated by 1Globe in February 2018. Since then, the new Directors have taken several steps to further 1Globe’s interests, entrench their control of the Board, disenfranchise longtime investors, and destroy shareholder value, including:

●	Resisting a sharehloder’s request for a special meeting of shareholders and a Board election;

●	Announcing an intentionally vague plan of “assessing certain corporate actions taken by the former Board of Directors of the Company after February 2018”;

●	Suggesting potential cancellation of approximately 16% of Sinovac’s common stock that has been held by investors including Vivo since July 2018;

●	Purportedly appointing additional individuals affiliated with 1Globe and its allies to the Board of Directors; and

●	Excluding Vivo’s Board representative Mr. Shan Fu from all Board matters.

These actions have destabilized the Company and precipitated a corporate governance crisis, leading to last week’s resignation of Sinovac’s independent auditor Grant Thornton Zhitong Certified Public Accountants LLP (“Grant Thornton”). As the Company’s management team disclosed on April 22, 2025, in a statement, the auditor resigned because it could no longer rely on prior Board resolutions and management representations in auditing the Company’s financials and issuing its opinions.

The Company has not been able to secure a replacement auditor, which not only delays a potential resumption of Sinovac’s common stock trading on the NASDAQ exchange—it has been halted since 2019—but also jeopardizes the Company’s ability to comply with U.S. securities laws and maintain its NASDAQ public company status. In contrast, Vivo appreciates that Sinovac’s management team is prioritizing the best interests of all shareholders and agrees with its call for a special meeting to elect a new Board to help lead the company forward.

To protect the interests of the Company and all Sinovac shareholders, and to prevent further destructive actions by 1Globe and its Board representatives, Vivo Capital has initiated multiple legal proceedings, including:

●	A lawsuit against Sinovac in the Antigua and Barbuda High Court of Justice, challenging the validity of the illegal actions of the 1Globe-affiliated Directors;

●	A lawsuit against the 1Globe-affiliated Directors in the Supreme Court of the State of New York for the egregious breaches of the fiduciary duties they owe to Sinovac; and

●	A federal lawsuit against 1Globe in the U.S. District Court for the District of Massachusetts, seeking a court order enjoining 1Globe from further violating U.S. securities laws and compelling it to disclose its plans and proposals regarding Sinovac.

Vivo calls on other Sinovac shareholders to support its fight against the irresponsible actions of 1Globe and its affiliated Board representatives. Vivo also urges 1Globe and its Board representatives to engage in discussions with the Firm and other concerned shareholders to resolve these issues as soon as possible so that the Company can focus on its missions and objectives, and to operate the company for the benefit of all Sinovac shareholders and the general public.

About Vivo Capital

Founded in 1996, Vivo Capital is a leading global healthcare investment firm with a diverse, multi-fund investment platform spanning venture capital, growth equity, buyout, and public equities. The Firm has approximately $5.3 billion in regulatory assets under management and has invested in over 430 public and private companies globally. Headquartered in Palo Alto, California, the Vivo team consists of more than 75 multi-disciplinary professionals. Vivo invests broadly in healthcare across multiple sub-sectors, including biotechnology, pharmaceuticals, medical devices, and healthcare services, with a focus on the largest healthcare markets globally.

Contacts

Media
Prosek Partners
Pro-Vivo@Prosek.com